UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sunlands Technology Group

(f/k/a Sunlands Online Education Group)

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00005 per share

(Title of Class of Securities)

86740P108**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number relates to the American Depositary Shares representing the Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86740P108	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 126,822.20(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 126,822.20(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,822.20(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Number of shares beneficially owned are expressed in equivalent Class A ordinary shares, par value $0.00005 per share (the “Class A Ordinary Shares”), of Sunlands Technology Group (formerly known as the Sunlands Online Education Group, the “Issuer”), underlying the Issuer’s American Depositary Shares (“ADSs”). Each 25 ADSs represent one Class A Ordinary Share of the Issuer.

[2]

Based on 1,811,023 Class A Ordinary Shares outstanding as of September 30, 2018, as reported in the Issuer’s press release included as Exhibit 99.1 to its Form 6-K for the month of November 2018, furnished to the SEC on November 23, 2018.

CUSIP No. 86740P108	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 126,822.20(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 126,822.20(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,822.20(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.0%(4)
12.	Type of Reporting Person (See Instructions) IA, OO

[3]	Number of shares beneficially owned are expressed in equivalent Class A Ordinary Shares underlying the ADSs. Each 25 ADSs represent one Class A Ordinary Share of the Issuer.
[4]

Based on 1,811,023 Class A Ordinary Shares outstanding as of September 30, 2018, as reported in the Issuer’s press release included as Exhibit 99.1 to its Form 6-K for the month of November 2018, furnished to the SEC on November 23, 2018.

CUSIP No. 86740P108	13G	Page 4 of 7 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Sunlands Technology Group (f/k/a Sunlands Online Education Group) (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

5 Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District,

Beijing, 100012, the People’s Republic of China

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Marc Stad and Dragoneer Investment Group, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is: One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(c)	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Class A Ordinary Shares, par value US$0.00005 per share

(e)	CUSIP Number

86740P108*

*	This CUSIP number relates to the American Depositary Shares representing the Class A Ordinary Shares of the Issuer.

CUSIP No. 86740P108	13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) through (c)

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Ordinary Shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Dragoneer Adviser serves as investment adviser to Dragoneer Global Fund II, L.P., a limited partnership (PN), which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding Class A Ordinary Shares of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 6.

CUSIP No. 86740P108	13G	Page 6 of 7 Pages

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 86740P108	13G	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer